

January 3, 2014

Via E-mail
Faheem Hasnain
Chief Executive Officer
Receptos, Inc.
10835 Road to the Cure, Suite 205
San Diego, CA 92121

> **Re: Receptos, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2013**
> **File No. 333-193074**

Dear Mr. Hasnain:

We have limited our review of your registration statement to the issues we have addressed in the comments below.

General

1. We are currently processing your request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the pending confidential treatment request.

Executive Compensation, page 134

2. Please update this section to include the required disclosure for the most recently completed fiscal year. Please specifically include the 2013 as well as 2012 data in the summary compensation table and include all other updated compensation tables, narrative disclosure, and any other information required by Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Patty DeGaetano, Esq.
Pillsbury Winthrop Shaw Pittman LLP